MASS MEGAWATTS WIND POWER, INC.
95 PRESCOTT STREET
WORCESTER, MA 01605

December 13, 2012

Ms. Jennifer Thompson, Accounting Branch Chief
Ms. Lisa Sellers, Staff Accountant
United States Securities and Exchange Commission
Washington, DC. 20549

Re:	Mass Megawatts Wind Power, Inc.
Form 10-K for the fiscal year ended April 30, 2012
Filed July 30, 2012
File No. 000-32465

Dear Ms. Thompson and Ms. Sellers,

We have received your comments and have made the following corrections and additions as a filing of an amended Form 10 K .

1)  In your comments regarding our Form 10-K for the Fiscal Year Ended April 30, 2012, Report of the Independent Registered Public Accounting Firm, page 20, you noted that our audit report is signed by Malone & Bailey, PC. It appears from its PCAOB registration that Malone & Bailey, PC changed its name to MaloneBailey LLP prior to issuing our audit report.

We provided an updated audit opinion signed with the correct name of our independent registered public accounting firm in our amended Form 10-K.

2) In your comments, regarding Item 13. Exhibits and Reports on Form 8-K. page 38 ,it was noted that we have not provided a consent from our independent auditors as an exhibit to this Form 10-K. It appears that the incorporation by reference within our Form S-8 filed February 22, 2012 may have triggered the requirement for our auditors to provide a consent related to their audit report dated July 30, 2012.

We amended the filing to provide a consent as Exhibit 33 and amended Item 13 to add Exhibit 33 to the list of Exhibits.

3) In the comment regarding Exhibit 31, you noted that our certification differs materially from the certification set forth in Item 601(b)(31) of Regulation S-K.

We amended our Form 10-K to provide the certification exactly as set forth in Item 601(b)(31) of Regulation S-K, and we ensure that all future filings use the exact wording set forth in Item 601(b)(31) of Regulation S-K. When we amended our filing, the certification is signed as of a recent date.

Mass Megawatts Wind Power, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan Ricker

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.